SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

INTRALINKS HOLDINGS, INC.
(Name of Subject Company)
INTRALINKS HOLDINGS, INC.
(Name of Persons Filing Statement)
______________________________
Common Stock, par value $0.001 per share
(Title of Class of Securities)
46118H104
(CUSIP Number of Class of Securities)
______________________________
Ronald W. Hovsepian
President and Chief Executive Officer
Intralinks Holdings, Inc.
150 East 42nd Street, 8th Floor
New York, NY 10017
(212) 543-7700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to

Margaret A. Brown Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of communications relating to the proposed acquisition of Intralinks Holdings, Inc. (the “Company”) by Synchronoss Technologies, Inc. (“Parent”) and GL Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of an Agreement and Plan of Merger, dated as of December 5, 2016, by and among the Parent, Merger Sub and the Company:
The following documents related to the proposed tender offer are attached as exhibits to this Schedule 14D-9: prospect and new hire email templates distributed to certain of the Company's employees on December 15, 2016 (Exhibit 99.1); and answers to frequently asked sales-focused questions that were distributed to certain of the Company's employees on December 15, 2016 (Exhibit 99.2).
Important Information for Investors and Securityholders
The tender offer for the outstanding common stock of the Company has not yet commenced. The communication materials referenced above do not constitute an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made only pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the U.S. Securities and Exchange Commission (the “SEC”). If the tender offer is commenced, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Company stockholders when available, and may also be obtained by contacting the Company’s Investor Relations Department at 150 E. 42nd Street, 8th Floor, New York, NY 10017, (617) 607-3957 or dridlon@intralinks.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.
Forward Looking Statements
Forward-looking statements made herein with respect to the tender offer and related transactions, including, for example, the timing of the completion of the merger or the potential benefits of the merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s actual results may differ materially from its expectations or projections.
The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements. Such factors include, but are not limited to, the effect of the announcement of the tender offer and related transactions on the Company’s business relationships (including, without limitation, partners and customers), operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, and the risk that the merger agreement may be terminated in circumstances that require the Company to pay a termination fee of $24,618,000; the outcome of any legal proceedings that may be instituted against the Company related to the transactions contemplated by the merger agreement, including the tender offer and the merger; uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer; the failure to satisfy other conditions to consummation of the tender offer or the merger, including the receipt of regulatory approvals related to the merger (and any conditions, limitations or restrictions placed on these approvals); the failure of Parent to consummate the necessary financing arrangements; risks that the tender offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC.
Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its periodic filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on the Company’s website at www.intralinks.com or upon request via email to dridlon@intralinks.com. The Company disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise.